December 18, 2008

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention: Ms. Sally Samuel

Re:
Wilshire Variable Insurance Trust (the “Registrant”);
Post Effective Amendment No. 31 under the Securities Act of 1933 and No. 32 under the Investment Company Act of 1940
File Nos. 333-15881 and 811-07917

To The Commission:

On December 16, 2008, the Registrant transmitted electronically for filing pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), the Registrant’s Post-Effective Amendment No. 31 under the 1933 Act to its Registration Statement on Form N-1A (Post-Effective Amendment No. 32 under the 1940 Act).

With respect to the Registrant’s Post-Effective Amendment No. 31 under the 1933 Act to its Registration Statement on Form N-1A (Post-Effective Amendment No. 32 under the 1940 Act) filed on December 16, 2008 the SEC staff provided comments by phone to the undersigned on December 17, 2008.  Set forth below are the comments and the Registrant’s responses.

General

1)	Comment: Please provide a “Tandy” representation letter that addresses both the Form N-14A filing filed on November 26, 2008 and Form N-1A filing filed on December 16, 2008.

Response: A “Tandy” representation letter will be filed via a correspondence filing.

Prospectus

2)
Comment:  In the annual fund operating expense table, as a result of adding the Wilshire Large Cap Core 130/30 Fund as an underlying investment for the Balanced Fund, please break out short sales expense, if greater than 5bps, from “Other Expenses”.

Securities and Exchange Commission
December 18, 2008

Response:  Any indirect short sales expense incurred by the Balanced Fund, as a result of investing in the Wilshire Large Cap Core 130/30 Fund, would be reflected in “Acquired Fund Fees and Expenses (Underlying Investments)”.  The Balanced Fund is not directly incurring any short sales expense.  Accordingly, no change will be made to the annual fund operating expense table.

3)
Comment:  Under the “Purchases and Redemptions- Short-Term and Excessive Trading”, please provide disclosure regarding Rule 22c-2 agreements and how the Trust may instruct a financial intermediary to restrict or prohibit further purchases or exchanges.

Response:  The following disclosure has been added:  “The Trust has entered into shareholder information agreements with participating insurance companies.  Under such shareholder information agreements, the Trust may instruct a participating insurance company to restrict or prohibit further purchases or exchanges of fund shares by a shareholder who has been identified by the Trust as having engaged in transactions of fund shares that violate policies established by the Trust for the purpose of eliminating or reducing any dilution of the value of the outstanding securities issued by the Trust.”

Statement of Additional Information

4)	Comment: Please review the disclosure under “Voting Rights” and confirm that the disclosure is consistent with the Trust’s “mixed and share funding” exemptive order.

Response:  The disclosure under “Voting Rights” is consistent with the Trust’s exemptive order.  The disclosure provides that echo voting will take place if a participating insurance company does not receive voting instructions.  The following sentence has been deleted from the disclosure: “In the absence of voting directions on any voting instruction form that is signed and returned, the Participating Insurance Company will vote the interest represented thereby in favor of a proposal.”

*           *           *           *           *

Securities and Exchange Commission
December 18, 2008

The Registrant will incorporate the above comments to the Registrant’s prospectuses and Statement of Additional Information in a subsequent Rule 497 filing.

Pursuant to a letter filed with the Commission on December 16, 2008, the Registrant seeks acceleration so that Post-Effective Amendment No. 31 to its Registration Statement will become effective no later than December 22, 2008.

Please direct your questions and/or comments regarding the above responses to the undersigned at (312) 609-7639.

Very truly yours,

/s/ Jose J. Del Real
Jose J. Del Real

cc:	Renee M. Hardt